MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated August 29, 2007 for the period ended June 30, 2007 and should be read in conjunction with the Company’s accompanying unaudited consolidated financial statements and notes for the period ended June 30, 2007.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with reserves, operations, loss of market, loss of oil and gas properties, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki and East Coast Basins of New Zealand. As of the date of this report, TAG holds interests in eleven petroleum permits in the commercially proven Taranaki Basin, one interest in the East Coast Basin and one permit interest in the Taranaki Basin that will be assigned to the Company upon completion of certain work. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 43,278 net acres. In addition, the Company’s interest in the East Coast Basin covers 159,213 net acres in the non- commercialized, but technically prospective frontier acreage.

Moving forward, TAG faces a number of challenges relating to increasing costs of exploration and development, and reduced working capital balances mainly resulting from higher than projected costs relating to the development of the Cheal oil field. However the opportunity remains in New Zealand to pursue shallow oil targets similar to the Cheal oil field as well as some promising deep-gas prospects. In an effort to adapt to these changing conditions and to preserve capital for our core business, TAG has adjusted its risk profile and approach to conducting exploration operations. In the short-term the Company, is focusing on cost control, corporate structure and evaluating our remaining acreage to ensure it meets our risk profile. Our long-term plan as we implement our new risk strategy is to review the strategic alternatives available to the Company to maximize value so that we can position TAG to move into a new exploration phase.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended June 30, 2007

During the quarter ended June 30, 2007 the Company incurred $2,906,699 worth of expenditures on its oil and gas properties. This compares to $2,586,826 of expenditures on its oil and gas properties and $22,168,070 related to the acquisition of Cheal Petroleum Limited during the same quarter last year. The primary capital expenditures and activities during the quarter were as follows:

PMP 38156-S: $2,329,239 in costs were incurred by the Company during the quarter relating to the Cheal oil field production facilities and $116,858 was spent on other aspects of the field development plan. The development plan for the Cheal oil field is expected to cost the Company a total of approximately $12.3 million and includes already completed work such as four wells drilled from the Cheal B site and two existing well workovers located on the Cheal A site. The permanent production facilities at Cheal have now been fully commissioned and two more wells are currently being considered for drilling from the Cheal A site in late 2007 or early 2008 at a gross cost estimated at NZ$4.5mm. As of the date of this report, daily gross production, from four wells, has increased to approximately 850 barrels per day using a combination of temporary production facilities on the Cheal B site and the permanent produciton facilities on the Cheal A site. If field data justifies further drilling, the Company anticipates that daily production could increase to 1,200 to 1,500 barrels of oil per day upon the successful drilling of the two wells. The production facilities are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day with the ability to increase the facilities capacity, should reserves support additional production.

To the date of this report the Cheal A3, A4, B2 and B3 wells are currently on production. The Cheal oil field has been in production using various temporary facility set-ups and associated production rates since July 2006 producing a total of 81,527 barrels of oil to June 30, 2007. TAG’s share of the oil produced is 30.5%.

PEP 38741 (45%): $185,252 of expenditures were incurred by the Company during the quarter consisting primarily of the remaining dry hole costs relating to the joint venture’s drilling of the Ratanui-1 well drilled in the 2007 fiscal year.

The Company has the following commitments for Capital Expenditure at June 30, 2007:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	8,900,000	8,900,000	-
Total Contractual Obligations (2)	8,900,000	8,900,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition, costs are also included that relate to commitments the Company has made or are anticipated at the date of this report that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $8,900,000 include current exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. In addition as permit data is received, decisions may be made by the Company to not proceed with certain exploration commitments. The material commitment amounts for capital expenditure include:

PMP 38156-S (30.5%): $5,000,000 is currently commited to the permit relating to the remaining Cheal oil field development plan costs as described above. These costs may increase by approximately $1.1mm if a decision is made to drill an additional two wells on the Cheal A site.

PMP 38153 (15%): $1,125,000 has been budgeted to drill a well (“Kahili-2”) on this permit in the 2008 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38741 (45%): $900,000 has been budgeted to order long lead inventory items related to the drillng of the Waitoriki-1 well during the early part of the 2009 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38342 (100%): $850,000 is currently budgeted to drill the Ranui-1 well however based on the anticipated costs of driling and the Company’s estimate of commercial success using information available to the Company as of the date of this report, the Company does not expect to participate in the Ranui-1 well.

PMP 38156-D (15.1%): $400,000 is committed to intervening the Cardiff-2A well, testing the K3E sands and remodelling the economics of the Cardiff prospect. Work has now been initiated and a rig contract is currently being finalized to work over the well in coming months prior to testing the K3E reservoir in late 2007.

PMP 38157 (25%): $425,000 is anticipated to be spent for the Company to pay 100% of the costs to plug and abandon the Radnor-1a well on this permit, subject to confirmation from the operator of the permit that after the plugging and abandoning operations have been completed, Ministry consent will be sought by the operator to formally recognize the Company’s 25% interest in the permit and associated production station. If this confirmation is not received from the operator of the permit or if the operator attempts to obstruct the Company’s plugging and abandoning operations, the Company may initiate legal action.

Results of Operations

The Company recorded a net loss for the first quarter of $911,763 ($0.01 per share) compared to a loss of $720,495 ($0.01 per share) for the same period last year.

The Company’s revenue for the first quarter consisted of production revenue derived from the sale of oil from the Cheal oil field, totalling $893,499 (June 30, 2006: Nil). The Company also received interest income of $123,751 compared to $178,603 of interest income being recorded for the same period last year.

During the first three months of the 2008 fiscal year the Company received oil revenue from the Cheal oil field production of 35,568 barrels of oil sold (36,434, produced), gross or 10,848 barrels of oil sold (11,112 produced), net to TAG. Thus, when combined with the production from the last three quarters of the 2007 fiscal year, the Company’s 30.5% share of oil sold and produced to June 30, 2007 was 24,491 and 24,866, respectively. The Company’s share of production costs for the first quarter of the 2008 fiscal year amounted to $261,588 while depletion and royalties amounted to $297,544 and $40,738, respectively. The Company expects production costs per barrel to be reduced now that the field development plan is completed as production will become more consistent and efficient.

General and administrative (“G&A”) costs for the first quarter of the 2008 fiscal year decreased to $383,961 from $461,804 for the same period last year due primarily to less exploration activity taking place during the current quarter when compared to the same period last year.

A comparative summary of the Company’s G&A costs over the three months ending June 30, 2007 is as follows:

	3 months ended June 30
	2007	2006
Consulting fees	$2,272	$21,591
Directors fees	33,934	6,000
Filing, listing and transfer agent	6,363	12,379
Reports	-	29,510
Office and administration	22,136	45,105
Professional fees	41,908	24,906
Rent	12,736	9,576
Shareholder relations and communications	21,312	49,187
Travel	57,026	69,721
Wages	227,370	231,271
Overhead recoveries	(41,096)	(37,442)
	$383,961	$461,804

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the first quarter amounting to $551,244 compared to a foreign exchange loss of $417,074 last year. The foreign exchange loss is caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $22,817 for the period ended June 30, 2007 (June 30, 2006: $6,518) relating to the amortization of the fair value compensation cost of stock options granted during the quarter.

c. During the quarter the Compay incurred a total of $340,810 (June 30, 2006: Nil) in exploration costs relating to permits that have been relinquished or that were deemed to be unlikley to provide the Company with an opportunity to recover the costs.

Summary of Quarterly Information

2008	2007	2006

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total
Revenue	893,499	366,611	337,311	234,916	-	-	-	-
General and
administrative	(383,961	(741,455)	(430,745)	(432,661)	(461,804)	(443,804)	(402,270)	(284,300)
Foreign
Exchange	(551,244)	47,086	634,690	(130,172)	(417,074)	292,651	(5,562)	(292,895)
Stock option
compensation	(22,817)	(23,838)	(39,219)	(38,207)	(6,518)	-	(91,500)	(12,355)
Other	(847,240)	(15,992,555)	(1,273,535)	(356,198)	164,901	(89,676)	144,315	(38,330)
Net loss	(911,763)	(16,344,151)	(771,498)	(722,322)	(720,495)	(240,829)	(355,017)	(627,880)
Basic loss per
share	(0.01)	(0.19)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)

Liquidity and Capital Resources

The Company ended the first quarter with $10,146,002 (June 30, 2006: $27,900,656) in cash and cash equivalents and $10,166,050 in working capital (June 30, 2006: $29,081,254). This compares to $13,425,795 in cash and cash equivalents and $13,650,792 in working capital for the year ended March 31, 2007. As of the date of this report, the Company is adequately funded to meet its obligatory work requirements for the next twelve months based on current exploration and development programs. Additional material commitments, changes to exploration or development plans by the Company may require a source of additional financing or may require the Company to farm-out certain interests in its permits or to cancel exploration programs.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transactions
The Company was not involved in any related party transaction during the quarter ended June 30, 2007 outside of paying wages and directors fees as disclosed in this report and in the accompanying unaudited consolidated financial statements.

Subsequent Events
On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

On July 20, 2007, Peter Loretto and Paul Infuso resigned as Directors of the Company and were replaced by Dan Brown and Pino Perone.

On August 20, 2007, Drew Cadenhead resigned his position as President, Chief Executive Officer and as a Director of the Company with an effective date of September 1, 2007 and Garth Johnson was appointed as the Company’s Chief Executive Officer.

Recent Accounting Pronouncements - Comprehensive Income, Financial Instruments and Hedges
Please refer to Note 1 of the accompanying unadutied consoldiated financial statements to the period ending June 30, 2007.

Disclosure and Internal Controls Procedures
An analysis of the Company’s dislcosure and control procedures is disclosed in the March 31, 2007 Managements Discussion and Analysis.

There have been no significant changes to the Company’s internal control over financial reporting that occurred during the most recent period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon LLP
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
David Bennett
Director	AUDITORS
Wellington, New Zealand	De Visser Gray
Chartered Accountants
Dan Brown	Vancouver, British Columbia
Director
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
Pino Perone	100 University Avenue, 9th Floor
Director	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting will be held
Telephone: 1-604-609-3350	on December 19, 2007 at 10:00am at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon LLP
located at Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: info@tagoil.com

SHARE CAPITAL
At August 28, 2007 there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,116,081 shares